RENEE M. HARDT ATTORNEY AT LAW +1 (312) 609-7616 rhardt@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

July 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen Investment Trust II (the “Registrant”);
File No. 333-196874

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on July 17, 2014 with respect to the Registrant’s Registration Statement filed on June 18, 2014, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen International Select Fund (“Target Fund”) into Nuveen International Growth Fund (“Acquiring Fund”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please include the auditor’s consent in the pre-effective amendment to the Registration Statement.

Response: The auditor’s consent is included in Registrant’s pre-effective amendment to the Registration Statement.

(2)

Comment:        Please provide an analysis of which Fund should be considered the accounting survivor, particularly since the Target Fund is larger. Also, provide some background on why the Reorganization was structured this way.

Securities and Exchange Commission

July 24, 2014

Response:        Registrant believes that the Acquiring Fund will be the accounting survivor. Registrant notes that, notwithstanding the larger size of the Target Fund, the Target Fund has experienced net redemptions since it became part of the Nuveen Funds complex and the size gap between the two funds has narrowed significantly in recent months. In addition, all other factors support the Acquiring Fund as the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. For information on the background of the proposed Reorganization, please refer to the second Q&A.

(3)	Comment: In the Q&A section (p. 1), please add disclosure explaining that the lower expense cap of the Acquiring Fund is temporary.

Response: Registrant has made the requested change.

(4)

Comment:        (Q&A, p. 2; Proxy/Pro, p. 4, p. 17, p. 19) Please disclose the following in light of the portfolio repositioning in advance of the Reorganization: (i) amount of turnover expressed as a percentage; (ii) estimated capital gains distributions per share as a result of sales; and (iii) brokerage costs.

Response: Registrant has added the requested disclosure.

(5)

Comment:        In the Q&A section (pp. 2-3), please provide detail on how each Fund’s cost savings for the first year following the Reorganization was calculated, including which expenses ratios were being compared. Restructure the paragraph so that information regarding who bears the costs is at the beginning.

Response: Nuveen has determined that it will bear all of the costs of the Reorganization. The disclosure has been revised accordingly.

(6)	Comment: (Q&A, p. 3; SAI, p. A-21) For clarification, please add dates to disclosure referring to “current” expenses.

Response: Such disclosure has been deleted since Nuveen will bear all of the costs of the Reorganization.

(7)

Comment:        (Proxy/Pro, pp. 6-7) In the fee and expenses table, please (i) confirm that Total Annual Fund Operating Expenses—After Fee Waivers and/or Expense Reimbursements for the Class A shares of the Acquiring Fund and combined fund are reconciled with the fee waivers disclosure in footnotes 3 and 4; (ii) add disclosure to footnote 1 regarding the Reorganization expenses to

Securities and Exchange Commission

July 24, 2014

be charged to the Acquiring Fund and that they will be paid by Nuveen; (iii) clarify whether the fee waiver disclosed in footnote 2 (introduced in May 2014) replaces the pre-existing fee cap or is in addition to such fee cap and consider disclosing the fee cap; (iv) consider disclosing in footnote 2 the management fee structure (i.e., complex-level and fund-level); (v) provide for the staff’s information hypothetical expense example calculations clarifying which fees or waivers in footnote 3 are in effect; (vi) clarify which net expenses are shown in the table, since the fee waiver expires less than one year from effective date of the Registration Statement; and (vii) note in footnote 4 that the expense cap referred to in the third to last sentence ends on November 30, 2015.

Response:        (i) The Total Annual Fund Operating Expenses—After Fee Waivers and/or Expense Reimbursements for the Class A shares of the Acquiring Fund and combined fund are consistent with the fee waivers disclosure in footnotes 3 and 4. The Acquiring Fund’s total operating expenses were 3 basis points less than the fee cap because of complex-level fee breakpoints, which benefit shareholders regardless of any caps. The combined fund does not benefit from any complex-level fee breakpoints because the combined fund’s assets attributable to the Target Fund are not eligible for complex-level savings. The combined fund’s total operating expenses are 4 basis points over the fee cap because of Acquired Fund Fees and Expenses, which are not part of the fee cap. (ii) Footnote 1 has been deleted since Nuveen will bear all costs of the Reorganization. (iii) The management fee waiver is in addition to, and does not replace, the pre-existing fee cap. Because the Acquiring Fund is operating well below such fee cap, however, Registrant believes that it would be confusing to add disclosure regarding the fee cap to footnote 2. (iv) Disclosure noting the existence of both fund-level and complex-level fees, and a cross reference to the section of the Proxy Statement/Prospectus explaining that structure, have been added to footnote 2. (v) The expense examples have been revised to reflect, for all funds, an investment on September 1. The revised examples reflect the expense caps noted in the footnotes to the fee and expense table, including the expirations of those caps on the dates noted. (vi) In footnote 3, the expiration date for the Acquiring Fund’s expense cap has been updated to July 31, 2015, as recently approved by the Acquiring Fund’s Board. (vii) Registrant has made the requested change.

(8)	Comment: (Proxy/Pro, p. 11) Add “(net)” to the title of each of the benchmarks, as appropriate.

Securities and Exchange Commission

July 24, 2014

Response:        Registrant respectfully declines to make the requested change. The parentheticals after the index benchmarks clearly note that they reflect no deduction for fees, expenses or taxes. Lipper benchmarks note that they reflect no deduction for taxes or sales loads.

(9)	Comment: (Proxy/Pro, p. 13) Please clarify that the expense cap referenced in the second to last sentence expires on November 30, 2015.

Response: Registrant has made the requested change.

(10)	Comment: (Proxy/Pro, p. 14) Please reconcile the management fees shown on p. 14 with the management fees shown in the fee and expenses table.

Response: The management fees on page 14 are net of waivers and reimbursements, while the management fees in the fee table are gross of such amounts.

(11)

Comment:        (Proxy/Pro, p. 17) Please revise the disclosure to note that, apart from the tax-free nature of the Reorganization, there will be tax consequences to Target Fund shareholders as a result of the portfolio repositioning.

Response: Registrant has revised the disclosure accordingly.

(12)

Comment:        (Proxy/Pro, pp. 25-26) In the capitalization table, (i) please confirm total figures for the Pro Forma Combined Fund Net Assets and Shares Outstanding; and (ii) add the Reorganization expenses allocated and charged to the Acquiring Fund to Pro Forma Adjustments.

Response: Registrant has revised the total figures for the Pro Forma Combined Fund Net Assets and Shares Outstanding. As noted above, Nuveen will pay all Reorganization expenses.

(13)

Comment:        (Proxy/Pro, p. 29) Please address whether the Board considered that the expense cap is not permanent. Please clarify why the combined fund will participate in the complex-wide fee savings to a lesser extent than the Acquiring Fund.

Response: Registrant has clarified the relevant disclosure.

    Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7616.

Securities and Exchange Commission

July 24, 2014

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH

Appendix A

NUVEEN INTERNATIONAL GROWTH FUND –

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen International Growth Fund (the “Acquiring Fund”) and Nuveen International Select Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the Reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Sub-Advisers; Portfolio Management

Although the Acquiring Fund and the Target Fund currently have the same investment adviser (Nuveen Fund Advisors, LLC), sub-adviser (Nuveen Asset Management, LLC (“NAM”)) and portfolio manager, prior to June 27, 2014, the Target Fund employed a multi-manager approach and was sub-advised by three sub-advisers, including NAM. The current portfolio manager of the Funds has served as the portfolio manager of the Acquiring Fund since 2009, but did not serve as portfolio manager of the Target Fund until July 2014. The sub-adviser and portfolio manager of the Acquiring Fund will continue to manage the combined fund’s investment portfolio in the same general manner in which they have historically managed the Acquiring Fund. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios

The class structures of each Fund are similar, except that the Target Fund does not offer Class R3 shares. Expense structures differ in that the Target Fund has a higher contractual investment management fee than the Acquiring Fund. The class and expense structure of the combined fund will be the same as that of the Acquiring Fund.

Investment Objective, Policies and Restrictions

The Funds have substantially similar investment objectives. Although the Funds have had identical investment strategies, policies and restrictions since July 2014, prior to that date there were differences in such strategies, policies and restrictions. The combined fund’s investment objective, policies and restrictions will be those historically in place for the Acquiring Fund.

1 See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Portfolio Composition

The combined fund will operate under the investment objectives, policies and restrictions that have historically been in place for the Acquiring Fund, with the same sub-adviser and portfolio manager that has historically managed the Acquiring Fund. As noted above, the Target Fund has historically had different investment strategies, sub-advisers and portfolio managers. Therefore, the Adviser believes that the combined fund’s portfolio, over time, will more closely resemble the historical portfolio of the Acquiring Fund. As discussed in the proxy statement/prospectus, there were substantial sales of portfolio securities of the Target Fund in connection with a recent portfolio repositioning after the assets sub-advised by the Target Fund’s prior two external sub-advisers were transitioned to NAM. Thus, the Target Fund’s current portfolio is similar to the expected portfolio of the combined fund. This is not the case, however, with respect to the Target Fund’s historical portfolio.

Asset Size

As of March 31, 2014, the Acquiring Fund had approximately $151.1 million in assets and the Target Fund had approximately $418.6 million in assets. However, the Target Fund has experienced net redemptions since its integration into the Nuveen Funds complex, whereas the Acquiring Fund has experienced recent inflows. As a result, the disparity in asset size has narrowed considerably. As of July 16, 2014, the Acquiring Fund had approximately $175.6 million in assets and the Target Fund had approximately $271.6 million in assets.

In terms of the structure of the transaction, the Target Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Target Fund will liquidate and terminate following the distribution of the Acquiring Fund shares to its shareholders.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the surviving fund will more closely resemble the Acquiring Fund. In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate survivor of the Reorganization.

Appendix A–Page 2

July 24, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Investment Trust II (the “Registrant”)

Registration Statement on Form N-14

File Number: 333-196874

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on July 17, 2014, with respect to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on June 18, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Investment Trust II

By:	/s/ Kathleen L. Prudhomme
Name:	Kathleen L. Prudhomme
Title:	Vice President and Assistant Secretary

Nuveen Investment Trust II – Tandy Letter